Exhibit 8.1

Significant Subsidiaries of Birkenstock Holding plc

Name of Subsidiary	Jurisdiction of Incorporation
Birkenstock Financing S.à r.l.	Luxembourg
Birkenstock Limited Partner S.à r.l.	Luxembourg
Birkenstock Group B.V. & Co. KG	Germany
Birkenstock Global Sales GmbH	Germany
Birkenstock IP GmbH	Germany
Birkenstock Americas GmbH	Germany
Birkenstock USA, LP	United States of America
Birkenstock US BidCo, Inc.	United States of America
Birkenstock US MidCo, Inc.	United States of America